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SECURITIES ANI
Washi

08031785

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6/26

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 16 2008
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 3368 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthur W. Wood Co., Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shah & Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 27 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Kristin Hunnibell Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arthur W. Wood Company, Inc. and Subsidiary, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SHAH & COMPANY**
CERTIFIED PUBLIC ACCOUNTANT
1615 PONTIAC AVENUE
CRANSTON, RI 02920
(401) 738-6200
FAX (401) 738-6223

NITA J. SHAH, MBA, CPA

MEMBER OF THE AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arthur W. Wood Company, Inc. and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary (the Company) at December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Arthur W. Wood Company Inc. and Subsidiary at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

January 11, 2008

Shah & Company

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

FINANCIAL STATEMENT

December 31, 2007

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 17,120 |
| Deposit with clearing organization | 50,000 |
| Receivables - brokers and dealers | 3,055 |
| Securities owned | 1,500 |
| Memberships in exchanges, at cost | 14,000 |
| Furniture and office equipment, at cost, less accumulated depreciation of $3,352 | - |
| Other assets, including deferred income taxes of $140,952 | 169,063 |
| | $ 254,738 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Income taxes payable | $ 1,104 |
| Accrued expenses and other liabilities | 56,501 |
| | 57,605 |
| Stockholders' equity | |
| Common stock, $50 par value; 2,000 shares authorized and issued, 664 shares outstanding | 100,000 |
| Additional paid-in capital | 85,700 |
| Retained earnings | 88,874 |
| | 274,574 |
| Less common stock in treasury, 1,336 shares at cost | (77,441) |
| Total Stockholders' Equity | 197,133 |
| | $ 254,738 |

The accompanying notes are an integral part of these financial statements.

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Boston Exchange and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading of securities for its customers and is a market maker in certain securities.

The Company is incorporated in the State of Massachusetts and is authorized to issue 2,000 shares of $50 par value common stock. The Company accounts for its treasury stock transactions under the cost method. At December 31, 2007, on average-cost basis, 1,336 shares valued at $57.96 are in treasury stock.

In order to qualify to sell certain insurance related products, the Company in 1988 created a wholly-owned subsidiary for the purpose of holding the license required by the state of Massachusetts. All revenues and expenses are reflected in the operation of Arthur W. Wood Company, Inc.

A summary of the Company's accounting policies that affect the more significant elements of the financial statements is presented below.

Basis of presentation - The financial statements have been presented in conformity with U.S. generally accepted accounting principles in accordance with AICPA Industry Audit and Accounting Guide, Brokers and Dealers in Securities.

Cash and cash equivalents – The Company considers all time deposits held in banks with initial terms to maturity of three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash and cash equivalents.

Advertising expenses – The Company expenses advertising as incurred. Advertising expense was $-0- for the year ended December 31, 2007.

Revenue recognition - Securities transactions with related revenues and expenses are recorded on a settlement date basis, which are generally three business days after trade date. If revenues and expenses were recognized on a trade date basis, it would not be materially different.

Fair value of financial instruments – At December 31, 2007, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts that approximate such values as determined by management's estimates. Realized and unrealized gains and losses on trading account securities are included in statement of income.

ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2007

NOTE 1: STATEMENT OF PURPOSE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Property, equipment and depreciation - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $-0- and accumulated depreciation as of December 31, 2007 was $3,352.

Use of estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange membership – The Company's exchange membership, which represent ownership interest in the exchange and provide the Company with the right to conduct business on the exchange, is recorded at cost with a related market value of approximately $140,000 at December 31, 2007. There was no membership impairment in 2007.

NOTE 2: PERSHING LLC - AGREEMENT

Arthur W. Wood Company, Inc. and Subsidiary has an agreement with Pershing LLC. (Pershing). Under this agreement, Pershing clears transactions on a fully disclosed basis for accounts of the Company and of its' customers which are introduced by the Company and accepted by Pershing. Pershing maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. Pershing is responsible for the safeguarding of all funds and securities delivered to and accepted by it. Pershing prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilation regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by Pershing and notified Pershing of any error. Pershing charges the Company for clearing services. Pershing also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement can be terminated, between the two parties, by giving 30 days prior written notice to the other party.

NOTE 3: LOANS TO SHAREHOLDERS

During the year ended December 31, 2007, the loan receivable from officers totaled $23,089. These loans are short-term loans, non-interest bearing to be paid back by June 30, 2008.

NOTE 4: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

At December 31, 2007, marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values was $-0-.

NOTE 5: LEASE COMMITTEES

The Company has entered into a contract for office space beginning March 1, 2007 expiring January 31, 2008 with monthly rental of $5,276.

The Company has also entered into a lease contract for office space in Maine on a month-to-month basis for an annual rent of $5,400. The Company subleases a portion of its Boston office space having rental income of $8,850 for the year. The net rental expense was $49,965 for the year ending December 31, 2007.

The Company has leased equipment with monthly payment of $380. The total lease expense under these agreements for year ending December 31, 2007 was $3,323.

Minimum future lease payments as of December 31, 2007 are as follows:

| Year Ending December 31 | |
|---|---|
| 2008 | $ 4,551 |
| 2009 | 4,308 |
| 2010 | 1,638 |
| 2011 | 1,638 |
| 2012 | 956 |
| | $ 13,091 |

NOTE 6: INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts income tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the expected future benefits of net operating loss carryforward. Deferred tax assets are determined based on the enacted rates that are expected to be in effect when differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

## NOTE 6: INCOME TAXES -(CONTINUED)

As of December 31, 2007 the Company has an unused net operating loss of approximately $352,039 for federal and $255,354 for state income tax purposes. The loss is available to offset taxable income of future periods and expiring as follows for the year ending December 31:

| Federal | | State | |
|---|---|---|---|
| 2016 | $ 22,692 | 2008 | $ 33,673 |
| 2017 | 68,833 | 2009 | 81,058 |
| 2018 | 34,873 | 2010 | 77,315 |
| 2019 | 81,958 | 2011 | 26,120 |
| 2020 | 78,335 | 2012 | 37,188 |
| 2021 | 27,140 | | |
| 2022 | 38,208 | | |

The provision for (benefit of) income taxes for the year ended December 31, 2007 consist of the following:

| | |
|---|---|
| Current: | |
| Federal | $ - |
| State | 1,020 |
| Total Current | $ 1,020 |
| Deferred: | |
| Federal | $ (116,693) |
| State | (24,259) |
| Total Deferred | (140,952) |
| Total provision for (benefit of) taxes | $ (139,932) |

Management is of the opinion that the deferred tax benefits will be fully realizable in future periods. Accordingly, no valuation allowance has been established.

## NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $12,570 which was $7,570 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.58 to 1.

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION - CONTINUED

December 31, 2007

NOTE 8: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank account for the benefit of customers under rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Pershing LLC, a clearing agent, on a fully disclosed basis.

NOTE 9: S.E.C. FORM X-17A-5

The Statement of Financial Condition filed pursuant to Rule 17A-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Company and at the Boston Regional Office of the Commission.

END